Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Mountain Province Diamonds Inc. (“Mountain Province” or the “Corporation”) will be held on Thursday, June 30, 2022 at 11:00 a.m. Eastern Time. Our Meeting will be held as a virtual only shareholder meeting with participation electronically, which will be conducted via live webcast over the internet at: https://meetnow.global/M9L7GG4 Participation in the Meeting will be explained further in the accompanying proxy or voting instruction form, as applicable, and management information circular. Shareholders will not be able to attend the Meeting in person.

At the Meeting you will be asked to vote on the following items of business:

(a)	to receive and consider the consolidated audited financial statements of Mountain Province for the year ended December 31, 2021, together with the report of the auditors thereon;
(b)	to fix the number of directors at seven (7);
(c)	to elect directors for the ensuing year;
(d)	to re-appoint the auditors of Mountain Province and to authorize the directors of Mountain Province to fix the auditors’ remuneration; and
(e)	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for those registered shareholders who so requested, a copy of the audited annual consolidated financial statements and management’s discussion and analysis (“MD&A”) of the Corporation for the year ended December 31, 2021 (collectively, the “Meeting Materials”). Shareholders are able to request to receive copies of the Corporation’s annual report (including audited consolidated financial statements and MD&A) and/or interim consolidated financial report and MD&A by marking the appropriate box on the form of proxy or voting instruction form, as applicable. The audited annual consolidated financial statements and MD&A of the Corporation for the year ended December 31, 2021 are being sent to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Corporation at info@mountainprovince.com or they can be found on SEDAR at www.sedar.com, or on the Corporation’s website at www.mountainprovince.com.

The Meeting Materials will be available on the Corporation’s website as of June 7, 2022, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com as of June 7, 2022.

The Board of Directors of the Corporation has fixed the close of business on May 27, 2022 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

The Board of Directors of the Corporation has fixed 11:00 am Eastern Time on Tuesday, June 28, 2022, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation’s transfer agent.

If you have any questions relating to the Meeting, please contact the Corporation by calling toll-free in North America at 1-855-561-4524 or by email at info@mountainprovince.com.

Shareholders who are unable to attend the Meeting electronically are requested to complete, date, sign and send the enclosed form of proxy to Computershare Investor Services Inc. so that as large a representation as possible may be had at the Meeting.

DATED at Calgary, Alberta this 27th day of May, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

“Mark Wall”

Mark Wall

President and Chief Executive Officer